KH 3/15

AB 3/16

11019972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC

SEC FILE NUMBER
8- 39031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLEGATE SECURITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 WEST 40TH STREET, FOURTH FLOOR
(No. and Street)

NEW YORK, NEW YORK 10018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN OSTROFSKY 212-382-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESHKOWITZ & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

270 MADISON AVENUE NEW YORK NEW YORK 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/22

OATH OR AFFIRMATION

I, STEVEN OSTROFSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDDLEGATE SECURITIES LTD., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MORRIS S. DOUECK
Notary Public, State of New York
No. 02DO6185554
Qualified in Kings County
Commission Expires April 21, 20 12

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2010

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
February 23, 2011

MIDDLEGATE SECURITIES LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	**445,804**
Securities owned, at fair value		**1,485,560**
Receivable from clearing broker, net		**2,220,995**
Loans receivable from affiliates, including accrued interest of $71,544		**7,613,840**
Prepaid income taxes		**5,445**
Prepaid expenses and other assets		**44,108**
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $1,042,707		**38,970**
Restricted collateral deposit		**60,000**
Total assets	**$**	**11,914,722**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses payable	$ 150,053
Deferred rent payable	189,020
Total liabilities	339,073
Commitments and contingencies	
Stockholders' equity:	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	400,000
Retained earnings	11,175,649
Total stockholders' equity	11,575,649
Total liabilities and stockholders' equity	$ 11,914,722

MIDDLEGATE SECURITIES LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions	$	5,474,511
Principal transactions		1,010,634
Interest and dividends		119,479
Total revenues		6,604,624
Expenses:		
Employee compensation and benefits		3,789,253
Transaction and clearance fees		498,740
Charitable contributions		358,041
Rent and utilities		273,569
Professional fees		182,747
Communication and information systems		248,965
Other operating expenses		386,847
Depreciation and amortization		19,841
Total expenses		5,758,003
Income before provision for income taxes		846,621
Provision for income taxes		93,971
Net income	$	752,650

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2010	$ 400,000	$ 10,476,599	$ 10,876,599
Net income for the year ended December 31, 2010		752,650	752,650
Less distributions to stockholders		(53,600)	(53,600)
Balance at December 31, 2010	$ 400,000	$ 11,175,649	$ 11,575,649

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 752,650
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	19,841
Deferred rent	(11,856)
Changes in assets and liabilities:	
Securities owned	(1,311,748)
Receivable from clearing brokers, net	624,774
Interest receivable	(42,038)
Prepaid income taxes	90,971
Prepaid expenses and other assets	28,794
Accrued expenses payable	(100,920)
Net cash provided by operating activities	50,468
Cash flows from financing activities:	
Net increase in loans receivable from affiliates	(130,568)
Net decrease in cash	(80,100)
Cash at beginning of year	525,904
Cash at end of year	$ 445,804

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company), a New York State S Corporation, is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a correspondent broker-dealer on a fully disclosed basis.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value are also included as revenue from principal transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Securities Owned – The Company's marketable securities are stated at fair value. (See Note 5)

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Deferred income taxes arise from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred taxes were immaterial at December 31, 2010.

The Company is subject to examination by tax authorities for the years 2007 through 2010.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis. In addition, the Company maintains securities accounts with its clearing broker; these accounts contain significant cash balances (See Note 4).

The Company maintains its cash balances and temporary cash investments with a large banking institution. The Company does not believe there is any significant risk with respect to its bank deposits.

Loans receivable from the various variable interest entities represent significant concentrations (See Note 6).

Management does not expect any loss to result from any of its concentrations of credit risk.

4) RECEIVABLE FROM CLEARING BROKER:

The Company has an agreement with National Financial Services, LLC (NFS), a Fidelity Investments Company, to act as its clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2010, is a deposit of $100,000 required by NFS for operating the accounts. (See Note 8 (b))

5) **FAIR VALUE MEASUREMENTS:**

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for the marketable securities measured at fair value on a recurring basis as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Asset backed securities	$ -	$ 1,224,472	$ -	$ 1,224,472
Municipal bonds	5,199			5,199
U.S. Treasury/agency securities	50,162			50,162
Corporate debt	4,023			4,023
Corporate stock	201,704			201,704
Total	$ 261,088	$ 1,224,472	$ -	$ 1,485,560

6) RELATED PARTY TRANSACTIONS:

Loans Receivable from Unconsolidated Variable Interest Entities – From 1995 through 2010 the Company advanced funds to the following variable interest entities (VIEs) that are affiliated through common ownership:

	Date of Inception	Type of Business	Loans Receivable at December 31,2010
Middlegate HCV5 Ventures, LLC	6/11/98	Investment Holdings	$ 132,462
Middlegate HCV6, LLC	6/26/00	Investment Holdings	684,914
Middlegate Ventures, LLC	6/23/00	Investment Holdings	6,688,148
Other entities	Various	Various	108,316
			$ 7,613,840

The loans bear interest based on the Short Term Applicable Federal Rate, have no definitive due date and are personally guaranteed by the respective members of the affiliated limited liability company, pro-rata to their membership interest in the entity. For the year ended December 31, 2010, the effective annual interest rate was 0.59%. Interest income for the year ended December 31, 2010 with respect to these loans totaled $44,307.

These VIEs are included in the scope of U.S. GAAP relating to Consolidation of Variable Interest Entities; however, the Company has determined that it is not the primary beneficiary of any of the entities and therefore they do not require consolidation in the Company's financial statements. The VIEs have no debt with other third parties with the exception of a single VIE that is obligated to third parties, including a bank, in the amount of $18,395,745 at December 31, 2010, which is fully secured by the VIE's assets. The Company has not issued any guarantees relating to the VIEs; however, certain stockholders of the Company have issued guarantees for a VIE related to a bank loan in the amount of $6,353,409 at December 31, 2010. The Company's maximum exposure to loss would be limited to the loans it made to the VIEs. The VIEs have total assets at December 31, 2010 of approximately $25,279,000 (unaudited).

Leases - See Note 8(a).

7) RETIREMENT PLAN:

The Company maintains a deferred compensation plan for its eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. The Company did not elect to make contributions to the plan for 2010.

8) **COMMITMENTS:**

a) Leases - The Company leases its New York City office under a lease that expires on May 31, 2016. In accordance with the lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of an equal amount. The lease provides for rent abatement for the initial year of the lease term and requires monthly payments of $20,280 through May 2011 and $22,360 from June 2011 through May 2016. The lease also provides for certain escalations over the base year, as defined in the lease. In accordance with U.S. GAAP, the minimum rental payments due over the lease term are being amortized on a straight line basis at $19,292 per month over 120 months. Deferred rent payable reflected in the Statement of Financial Condition represents the unamortized portion of the amount generated by the straight-line procedure. In addition, the Company subleases a portion of the premises to a VIE on an informal month to month basis. The sublease income was $48,000 for the year ended December 31, 2010.

The following is a schedule of future minimum lease payments as of December 31, 2010:

Year Ending December 31,	Amount
2011	$ 257,920
2012	268,320
2013	268,320
2014	268,320
2015	268,320
Thereafter	111,800
	$ 1,443,000

Rent expense for the year ended December 31, 2010 totaled $245,512 and is reflected net of sublease rental income of $48,000.

b) Clearing Agreement - The Company has a clearing agreement with NFS that expires on October 31, 2011. In the event the Company terminates the agreement with NFS prior to the expiration date, the Company is required to pay $40,000 per month for the remaining term of the agreement.

9) **NET CAPITAL REQUIREMENTS:**

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii). At December 31, 2010, the Company's net capital of $2,555,943 exceeded minimum requirements by $2,305,943.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

10) CASH FLOW INFORMATION:

(a) Cash payments for income taxes for the year ended December 31, 2010 were $3,242.

(b) Noncash investing and financing activities:

In 2010, the stockholders of the Company personally assumed $53,600 of loans due from an affiliate and its members, which was treated as distributions to them by the Company.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

Net capital:		
Total stockholders' equity		$ 11,575,649
Deduct: Non-allowable assets		
Loans receivable from affiliates, including interest of $71,544	$ 7,613,840	
Securities owned not readily marketable	1,224,472	
Prepaid income taxes	5,445	
Prepaid expenses and other assets	44,108	
Furniture, equipment, and leasehold improvements, net	38,970	
Restricted collateral deposit	60,000	8,986,835
Net capital before haircuts		2,588,814
Deduct haircuts on securities		
Municipal bonds	1,505	
U.S. Treasury / agency securities	104	
Corporate debt	1,006	
Corporate stock	30,256	32,871
Net capital		2,555,943
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 2,305,943

There are no material differences between the net capital reflected above and the net capital reflected in the Company's unaudited Form X-17 A-5 Part IIA filling as of December 31, 2010.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Board of Directors of
Middlegate Securities Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 23, 2011

REPORT ON SIPC ASSESSMENT RECONCILATION REQUIRED BY SEC RULE 17A-5(e)(4)

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Middlegate Securities Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating Middlegate Securities Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Middlegate Securities Ltd.'s management is responsible for the Middlegate Securities Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-39031 FINRA Dec-10
MIDDLEGATE SECURITIES LTD
8 WEST 40TH STREET
NEW YORK NY 10018-3902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HOWARD SPINDEL 212-897-1688

2. A.	General assessment (item 2e from page 2)		$ 12,207
B.	Less payment made with SIPC-6 filed (exclude interest) 8/9/2010 Date Paid		(7,550)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		4,657
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 4,657
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,657	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

MIDDLEGATE SECURITIES LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of FEBRUARY, 20 11.

FINANCIAL & OPERATIONS PRINCIPAL
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010 Eliminate cents
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,674,260
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	195,915
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	487,861
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	1,022,568
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	RENTAL INCOME	48,000
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 37,293	
	Enter the greater of line (i) or (ii)	37,293
	Total deductions	1,791,637
2d.	SIPC Net Operating Revenue	$ 4,882,624
2e.	General Assessment @ .0025	$ 12,207

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